UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
F O R M 11 - K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                         to
Commission file number 1-14959 Brady Corporation
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
EMED CO INC., 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

EMED Co., Inc. 401(k) Plan
Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

EMED CO., INC. 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrators of the
EMED Co., Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of EMED Co., Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Milwaukee, Wisconsin
October 10, 2006

EMED CO., INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments:
Mutual funds	$4,005,798	$3,445,224
Common collective trust fund	24,718
Brady Corporation common stock	614
Participant loans	110,489	107,022

Total investments	4,141,619	3,552,246

Employer contributions receivable	236,508	246,700

NET ASSETS AVAILABLE FOR BENEFITS	$4,378,127	$3,798,946

See notes to financial statements.

EMED CO., INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participant	$371,237
Employer	236,508
Rollover	5,780

Total contributions	613,525

Investment income:
Net appreciation in fair value of investments	58,497
Interest and dividends	176,165

Net investment income	234,662

Total additions	848,187

DEDUCTIONS:
Benefits paid to participants	252,328
Administrative expenses	16,678

Total deductions	269,006

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	579,181

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,798,946

End of year	$4,378,127

See notes to financial statements.

EMED CO., INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005
1.	DESCRIPTION OF THE PLAN

The following description of the EMED Co., Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering all full-time employees of EMED Co., Inc. (the “Company”) who have three months of service and are age twenty-one or older. The Company controls and manages the operation and administration of the Plan. On July 8, 2005, the Company replaced Expert Plan, the former recordkeeper, and Matrix Capital Bank Trust, the former custodian, with PNC Bank, N.A. As of December 31, 2005, PNC Bank, N.A. serves as the recordkeeper and custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Additional amounts may be contributed at the discretion of the Company’s board of directors. Discretionary contributions of $236,508 were made for the year ended December 31, 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Company discretionary contributions, participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment options including equity funds, a common collective trust fund, one bond fund, a money market fund, and Brady Corporation common stock. Effective July 8, 2005, participants were first offered the option to invest in Brady Corporation Class A non-voting common stock.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is vested based on the following vesting schedule: 10% at 1 year, 20% at 2 years, 40% at 3 years, 60% at 4 years, 80% at 5 years, and 100% at 6 years of service.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Interest rates range from 6% to 8% for outstanding loans as of December 31, 2005. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $30,520 and $9,282, respectively. Amounts forfeited are allocated amongst eligible participants on a pro rata basis determined by the participants’ accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes investment instruments such as mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

The Plan invests in the PNC EMED Stable Asset Fund. The PNC EMED Stable Asset Fund is made up of the PNC Investment Contract Fund and Blackrock Money Market Fund. The PNC Investment Contract Fund is a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“SGICs”). The GICs and SGICs are recorded at contract value, which approximates fair value. The average yields were approximately 4.08% and 3.44% as of December 31, 2005 and 2004, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair value for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2005 and 2004.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004
Fidelity Advisors Equity Growth Fund	$928,214	$—
American Funds Washington Investors Fund	855,059
Fidelity Advisors Intermediate Bond Fund	695,113
Fidelity Diversified International Fund	475,008
BlackRock Small Cap Growth Equity Portfolio*	405,184
American Century Small Cap Value Fund	320,324
Dodge and Cox Stock Fund		757,691
Harbor Capital Appreciation Fund		649,234
Scudder US Bond Index Fund		581,807
Scudder EAFE Equity Index Fund		377,052
Vanguard Capital Opportunity Fund		226,260
Vanguard Small-Cap Value Fund		215,392
Vanguard Strategic Equity Fund		200,736

*	Party-in-interest.
During the year ended December 31, 2005, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity funds	$68,948
Bond fund	(12,575)
Money market fund	1,665
Common collective trust fund	384
Brady Corporation common stock	74

$58,496

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Expert Plan, Inc. (“Expert Plan”). Expert Plan received an opinion letter from the Internal Revenue Service (“IRS”), dated November 11, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock. Certain plan investments represent shares of mutual funds and common collective trust funds managed by the custodian. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO THE
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

EMED CO., INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Par Value,		Fair
Units or Shares	Description	Value
	EQUITY FUNDS:
2,357	MFS Emerging Markets Equity Fund	$71,784
19,346	Fidelity Advisors Equity Growth Fund	928,214
14,598	Fidelity Diversified International Fund	475,008
659	PIMCO Commodity Real Return	9,788
24,176	Blackrock Small Cap Growth Equity Portfolio*	405,184
33,228	American Century Small Cap Value Fund	320,324
27,735	American Funds Washington Investors Fund	855,059
695	T Rowe Price Retirement 2010	10,108
186	T Rowe Price Retirement 2030	3,064
57	T Rowe Price Retirement 2040	946
918	Vanguard Institutional Index Fund	104,672

		3,184,151

	COMMON COLLECTIVE TRUST FUND—
8,874	PNC Investment Contract Fund*	24,718

	BOND FUND—
64,184	Fidelity Advisors Intermediate Bond Fund	695,113

	MONEY MARKET FUNDS:
122,115	Blackrock Money Market Portfolio*	126,494
40	Brady Stock Liquidity Fund*	40

		126,534

	COMMON STOCK—
17	Brady Corporation Class A Non-voting*	614

	PARTICIPANT LOANS—At various rates;
	due through 2020*	110,489

TOTAL ASSETS (HELD AT END OF YEAR)		$4,141,619

*	Party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMED CO INC., 401(k) PLAN
Date: October 16, 2006
Gary Vose
Plan Administrative Committee Member